BB 2/26

10027308

UNITEDSTATES
NDEXCHANGECOMMISSION
hington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39547

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Multi-Bank Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24280 Woodward
(No. and Street)

Pleasant Ridge (City) Michigan (State) 48069 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffery Maccagnone (248) 291-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway (Address) Roseville (City) Michigan (State) 48066 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 3/1

OATH OR AFFIRMATION

I, Jeffery T. Maccagnone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Multi-Bank Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Treasurer

Title

Notary Public

STEPHANIE M. WOOD
Notary Public, Wayne County, MI
My Commission Expires April 9, 2014
Acting in the County of Oakland

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MULTI-BANK SECURITIES, INC.

TABLE OF CONTENTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
Multi-Bank Securities, Inc.

We have audited the accompanying balance sheets of Multi-Bank Securities, Inc. as of December 31, 2009 and 2008 and the related statements of stockholder's equity, income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Multi-Bank Securities, Inc. as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 11 to 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co., P.C.

February 18, 2010

MULTI-BANK SECURITIES, INC.
BALANCE SHEETS
December 31, 2009 And 2008

ASSETS

	2009	2008
Cash	$ 1,061,666	$ 1,113,896
Accounts receivable:		
Brokers, dealers and clearing organization	13,177,481	-
Deposit - clearing organization	1,000,000	1,000,000
Other	43,572	71,170
Securities owned, at fair value	3,353,763	17,412,090
Prepaid expenses	63,893	105,746
Amount due from Parent Company (Note 5)	2,798,070	1,629,181
	$21,498,445	$21,332,083

LIABILITIES AND STOCKHOLDER'S EQUITY

	2009	2008
Accounts payable:		
Commissions due sales representatives	$ 2,640,209	$ 2,030,003
Brokers, dealers and clearing organization	-	1,659,733
Taxes withheld from employees and sales representatives	-	154,146
Other	181,872	140,632
Securities sold, not yet purchased, at fair value	51,263	50,010
Accrued expenses	1,088,584	1,105,503
Federal income tax payable	-	3,190,414
State taxes payable	156,000	375,000
Total liabilities	4,117,928	8,705,441
Stockholder's equity:		
Common stock, par value $1.00 per share; 50,000 shares authorized; 16,000 shares issued	16,000	16,000
Capital in excess of par value	733,000	733,000
Retained earnings	16,631,517	11,877,642
Total stockholder's equity	17,380,517	12,626,642
	$21,498,445	$21,332,083

See accompanying notes.

MULTI-BANK SECURITIES, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
For The Years Ended December 31, 2009 And 2008

	Common Stock	Capital In Excess Of Par Value	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2007	$ 16,000	$ 733,000	$ 4,988,965	$ 5,737,965
Net income for the year ended December 31, 2008	-	-	6,888,677	6,888,677
Balance, December 31, 2008	16,000	733,000	11,877,642	12,626,642
Dividend paid to Parent Company	-	-	(500,000)	(500,000)
Net income for the year ended December 31, 2009	-	-	5,253,875	5,253,875
Balance, December 31, 2009	$ 16,000	$ 733,000	$16,631,517	$17,380,517

See accompanying notes.

MULTI-BANK SECURITIES, INC.
STATEMENTS OF INCOME
For The Years Ended December 31, 2009 And 2008

	2009	2008
Revenues:		
Principal transactions	$38,253,247	$32,247,921
Commissions and fees	1,200,405	980,890
Interest	788,387	983,357
Total revenues	40,242,039	34,212,168
Interest expense	275,084	607,030
Net revenues	39,966,955	33,605,138
Commissions and clearing fees:		
Commissions paid officers and sales representatives	16,993,028	14,162,212
Trading, clearing, and CUSIP fees	2,371,164	2,333,303
Total commissions and clearing fees	19,364,192	16,495,515
Gross profit from operations	20,602,763	17,109,623
Selling, general and administrative expenses	11,935,071	9,923,556
Income from operations before provision for taxes	8,667,692	7,186,067
Provision for taxes (Note 2):		
Federal income tax	2,779,497	2,224,000
State taxes	634,320	700,000
Total provision for taxes	3,413,817	2,924,000
Net income from operations	5,253,875	4,262,067
Other income:		
Gain on settlement of liability (net of income taxes of $1,362,000) (Note 6)	-	2,626,610
Net income	$ 5,253,875	$ 6,888,677

See accompanying notes.

MULTI-BANK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2009 And 2008

	2009	2008
Increase (decrease) in cash:		
Cash flows from operating activities:		
Principal transactions – net	$37,495,668	$25,314,007
Commissions and fees received	1,200,405	985,945
Interest received	795,267	1,036,291
Commissions paid officers and sales representatives	(16,382,822)	(13,537,560)
Trading and clearing charges	(2,398,117)	(2,178,130)
Interest paid	(275,084)	(628,986)
Selling, general and administrative expenses	(12,022,249)	(9,701,094)
Federal taxes paid	(5,969,911)	(540,586)
State taxes paid	(853,320)	(335,000)
Net cash provided by operating activities	1,589,837	414,887
Cash flows from investing activities:		
Advances (to) from Parent Company, net	(1,168,889)	924,934
Advances (to) repayments from employee, net	35,791	76,529
Advances (to) repayments from officer, net	(8,969)	250,813
Net cash provided (used) by investing activities	(1,142,067)	1,252,276
Cash flows from financing activities:		
Dividend paid to Parent Company	(500,000)	-
Payment on settlement of liability (Note 6)	-	(1,250,000)
Net cash provided (used) by financing activities	(500,000)	(1,250,000)
Increase (decrease) in cash	(52,230)	417,163
Cash, at beginning of year	1,113,896	696,733
Cash, at end of year	$ 1,061,666	$ 1,113,896

See accompanying notes.

MULTI-BANK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2009 And 2008
(Continued)

	2009	2008
Reconciliation of net income to net cash provided (used) by operating activities:		
Net income	$ 5,253,875	$ 6,888,677
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Gain on settlement of liability (Note 6)	-	(3,988,610)
(Increase) decrease in:		
Accounts receivable:		
Brokers, dealers and clearing organization	(14,837,214)	3,190,471
Other	776	15,509
Securities owned	14,058,327	(10,460,465)
Prepaid expenses	41,853	(30,350)
Increase (decrease) in:		
Accounts payable:		
Brokers, dealers and clearing organization	-	1,659,733
Commissions payable	610,206	624,652
Payroll taxes withheld	(154,146)	154,146
Accounts payable – other	41,240	66,871
Securities sold, not yet purchased	1,253	(1,137,197)
Accrued expenses	(16,919)	21,036
Federal income tax payable	(3,190,414)	3,045,414
State taxes payable	(219,000)	365,000
Total adjustments	(3,664,038)	(6,473,790)
Net cash provided by operating activities	$ 1,589,837	$ 414,887

See accompanying notes.

Note 1 - ORGANIZATION

Multi-Bank Securities, Inc., (the "Company") is a securities broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the U.S. Securities and Exchange Commission. The Company is a wholly owned subsidiary of Multi-Bank Services, Ltd. See Note 5 for transactions with Parent Company.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions are recorded on a trade date basis.

Securities owned are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Federal Income Taxes

The Company files a consolidated federal income tax return with its Parent Company. The provision for Federal income tax for the years ended December 31, 2009 and 2008 are based on a separate return filing.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. The primary objective of ASC 740 is to prescribe measurement and disclosure requirements for income tax provisions when uncertainty exists as to whether the reporting entity's tax positions would be sustained in the event of an examination. Company management believes that there are no material uncertainties in which tax positions taken would not be sustained upon examination.

Note 3 – FAIR VALUE

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009.

	Level 1	Level 2	Level 3	Total
Assets:				
Securities owned	$ 3,353,763	-	-	$ 3,353,763
Liabilities:				
Securities sold, not yet purchased	$ 51,263	-	-	$ 51,263

Note 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $100,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2009, the Company's net capital was $14,371,576 and its required net capital was $271,111. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was .28 to 1.

Note 5 - TRANSACTIONS WITH PARENT COMPANY

The Parent Company, Multi-Bank Services Ltd., provides various administrative services to the Company, including furniture and fixtures. For the years ended December 31, 2009 and 2008, administrative expenses charged to the Company amounted to $300,000 each year and are included in Selling, General and Administrative Expenses in the attached Statement of Income.

The Company also leases its operating facilities in Pleasant Ridge, Michigan from its Parent Company, see Note 8.

Multi-Bank Securities factors their financial institutions accounts receivable with its Parent Company at 100% of their face value.

During the year ended December 31, 2009 the Company paid a dividend of $500,000 to the Parent Company.

In addition, at various times, each Company makes advances to each other. The net of all inter-company activity resulted in a receivable from the Parent Company in the amount of $2,798,070 at December 31, 2009 and $1,629,181 at December 31, 2008.

Note 6 – GAIN ON SETTLEMENT OF LIABILITY

Due to the financial problems of a former Clearing Broker, which led to their bankruptcy and termination of business, Multi-Bank Securities incurred losses and expenses relating to the replacement of this Clearing Broker in 2005. As a result of the losses and expenses incurred, the Company negotiated a settlement of their subordinated debt of $4,950,000 plus accrued interest in the amount of $288,610 with this Clearing Broker in 2008 for $1,250,000. The realized gain in the amount of $3,988,610 ($2,626,610 net of income taxes of $1,362,000) is included as other income in the Statement of Income for the year ended December 31, 2008.

Note 7 - EMPLOYEES BENEFIT PLAN

The Company maintains a defined contribution benefit plan 401(k) to cover all eligible employees of the Company. Under provisions of the Plan, participating employees can elect to contribute to their account a percentage of their compensation not to exceed the limitations imposed by the Internal Revenue Service. In addition, the Company at its discretion may make a matching contribution, which percentage will be determined each year by the Company. For the years ended December 31, 2009 and 2008 the Company elected not to make a matching contribution.

Note 8 - OPERATING LEASE COMMITMENTS

The Company leases its operating facilities in Pleasant Ridge, Michigan from its Parent Company on a year to year basis at $15,000 per month.

The Company also leases operating facilities in Ft. Lauderdale, Florida and Newport Beach, California. The minimum lease payments on these leases outstanding at December 31, 2009 are summarized as follows:

Years Ended December 31,	Amount
2010	40,500
2011	42,500
2012	45,000
2013	31,000

The lease agreements include escalation clauses that increase the minimum rental payment for increased lessor taxes and operating expenses.

In addition, the Company leases other office facilities on a month-to-month basis.

For the years ended December 31, 2009 and 2008, the total lease expense pursuant to the above operating leases amounted to $264,974 and $264,435, respectively, and is included in Selling, General and Administrative Expenses in the attached Statement of Income.

Furniture and equipment is provided by the Parent Company, the charge for which is included in the administrative charges paid to the Parent Company, see Note 5.

SUPPORTING SCHEDULES

MULTI-BANK SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

1.	Total ownership equity	$17,380,517
2.	Deduct ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	17,380,517
4.	Add:	
	a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	b. Other deductions or allowable credits	-
5.	Total capital and allowable subordinated liabilities	17,380,517
6.	Deductions and/or charges:	
	a. Total non-allowable assets from Statement of Financial Condition	2,905,535
	c. Capital charges for commodity futures	-
	d. Other deductions and/or charges	-
7.	Other additions and/or allowable charges	-
8.	Net capital before haircuts on securities positions	14,474,982
9.	Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f]):	
	c. Trading and investment securities:	
	3. Debt securities	102,514
	4. Other securities	892
	d. Undue concentration	-
		103,406
10.	Net capital	14,371,576
13.	Net capital requirement	271,111
14.	Excess net capital	$14,100,465

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total aggregate indebtedness liabilities from balance sheet	$4,066,665
19.	Total aggregate indebtedness	$4,066,665
20.	Percentage of aggregate indebtedness to net capital	28%

STATEMENT PURSUANT TO PARAGRAPH (d) (4)OF RULE 17a-5

There are no differences between this computation of net capital and the corresponding computation prepared by Multi-Bank Securities, Inc. and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3

December 31, 2009

Multi-Bank Securities, Inc., is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3 (k)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer....".

MULTI-BANK SECURITIES, INC.

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17 A-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2009

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

MULTI-BANK SECURITIES, INC.

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2009

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

MULTI-BANK SECURITIES, INC.

SUPPLEMENTAL REPORT OF THE STATUS OF MEMBERSHIP IN THE SIPC PURSUANT TO RULE 17a-5 (e) (4) OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: MINOLETTI@AMERITECH.NET

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To Multi-Bank Securities, Inc.
Pleasant Ridge, MI

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Multi-Bank Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Multi-Bank Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Multi-Bank Securities, Inc.'s management is responsible for Multi-Bank Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 18, 2010

MULTI-BANK SECURITIES, INC.
SUPPLEMENTAL REPORT OF THE STATUS OF MEMBERSHIP IN THE SIPC
December 31, 2009

To the Securities and Exchange Commission:

This supplemental report of the status of membership in the SIPC is furnished in conjunction with our report as of December 31, 2009, and covers the SIPC general assessment reconciliation for the period April 1, 2009 to December 31, 2009, pursuant to Rule 17a-5(e)(4).

The following checks were made payable to the Securities Investor Protection Corporation and was mailed to SIPC on the date indicated.

Date	Description	General Assessment Amount
1/02/09	Assessment paid with SIPC-4 2009 general assessment form	$ 150
7/16/09	Assessment paid with SIPC-6 2009 general assessment form	27,776
2/11/10	Assessment paid with SIPC-7T 2009 general assessment form	43,599
		$ 71,525
	Total general assessment per SIPC-7T for the year ended December 31, 2009	$ 71,525

Sincerely,

Multi-Bank Securities, Inc.

David T. Maccagnone
Signature

CEO / CHRM
Title

MULTI-BANK SECURITIES, INC.

SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: MINOLETTI@AMERITECH.NET

Board of Directors and Stockholder
Multi-Bank Securities, Inc.

In planning and performing our audit of the financial statements of Multi-Bank Securities, Inc. for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies and communicated them in writing to management on February 18, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William L. Hinsdale & Co. P.C.

February 18, 2010